Osage Exploration and Development, Inc.

October 12, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Donna Levy, Attorney, Division of Corporate Finance

Re:	Osage Exploration and Development, Inc.
Amendment No. 1 to Registration Statement on Form 10-SB
Filed August 27, 2007
File No. 0-52718

Form 10-QSB for the quarter ended June 30, 2007
Filed July 30, 2007
File No. 0-52718

Dear Ms. Levy:

In connection with the response to your comments dated September 20, 2007, the Company is acknowledging the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

______________________________
Kim Bradford
President and Chief Executive Officer

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-729-0222

Osage Exploration and Development, Inc.

October 12, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Donna Levy, Attorney, Division of Corporate Finance

Re:	Osage Exploration and Development, Inc.
Amendment No. 1 to Registration Statement on Form 10-SB
Filed August 27, 2007
File No. 0-52718

Form 10-QSB for the quarter ended June 30, 2007
Filed July 30, 2007
File No. 0-52718

Dear Ms. Levy:

Enclosed please find our response to the above filings to your comments dated September 20, 2007.

1.
We have filed via EDGAR a marked version of Amendment No. 1 and Amendment No. 2. In addition, we have filed as correspondence via EDGAR our response to your comment letter dated August 15, 2007 as well as this response.

2.	We have expanded our discussion about the Rosablanca concession and the material terms of the carried interest agreement.

3.
We have identified that we purchased our working interest in the Osage Property from Conquest Exploration, LLC (93.75%) and Esso Oil Company of Oklahoma (6.25%) for total consideration of $103,177. According to Exhibit 10.1 dated November 10, 2004, Conquest transferred its 93.75% of its interest to Osage Energy Company, LLC with the remaining 6.25% owned by Esso Oil Company of Oklahoma, while Exhibit 10.2 reflects the assignment of Conquest’s 100% working interest in the Osage property to Osage Energy Company, LLC effective January 1, 2005. Esso didn’t transfer its 6.25% ownership to Conquest prior to the execution of the Assignment and Bill of Sale in Exhibit 10.2 and the Company paid $6,250 directly to Esso for its working interest. The $6,250 purchase price was made pursuant to a verbal agreement and is reflected in the total $103,177 of capitalized costs of the 100% working interest.

We have identified Pearl Resources, Corp. an unrelated party as the seller of the Hansford Property. Mr. Volk erroneously signed the Purchase and Sale Agreement (first 2 pages of Exhibit 10.8) in his name, rather than the name of Osage Energy, LLC. In March 2007, the agreement was amended to extend the time by which the Company must contribute capital in order not to lose 90% of its deposit. In the March 2007 agreement, the agreement is between Pearl Resources, Corp. and the Company. As such, Mr. Volk does not have any interest in the property. In addition, in September 2007 (exhibit 10.8.1 filed in conjunction with this Form 10-SB Amendment #2), we have received an extension until June 30, 2008 to fulfill all of our obligations.

4.	We have added disclosure about the cost and source of funds to increase production at the Osage Property.

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-729-0222

Osage Exploration and Development, Inc.

5.
We have revised the compensation table to comply with Item 402(b) of Regulation S-B. We do consider Mr. Volk a promoter and have added information required by Item 404(c) of Regulation S-B with regard to Mr. Volk.

6.
We confirm that we have described all the related transactions required by Item 404 of Regulation S-B. As disclosed in our response number 3 above, Mr. Volk, our former CEO and a principal shareholder, does not own an interest in the Hansford property or any other property that we own. All of the related transactions are fully described in Item 7 - Certain Relationships and Related Transactions.

7.
We have identified Catalyst Consulting Partners, LLC as the company from whom we lease our corporate headquarters and stated that Mr. DiFrancesco, a principal shareholder, is also a partner in Catalyst.

8.
We have revised the disclosure to clarify that of the $470,875 in totally promissory notes issued to the Company, Messrs. Bradford, Furman and DiFrancesco issued promissory notes in the amounts indicated.

Per our discussion, we acknowledge that we will resolve our non compliance with Section 13(k) of the Securities Act of 1933 with regard to the maintenance of loans to executive officers and directors. We are awaiting your comment about the timing of when Mr. Bradford and Mr. Furman will need to pay their note, in the amount of $151,375 and $9,375, respectively.

9.	We have revised our trading symbol to OEDV.PK. We have also updated the quotations of our stock price to October 11, 2007.

10.	We have revised the disclosure about our 2007 Equity Incentive Plan and indicated that we have not issued any awards under the plan to date.

11.
We have disclosed that the $0.025 price per share issued in the change of control transaction approximated the asset value per share prior to the transaction. The asset value approximated $215,000 and consisted of the historical cost of the Osage property of $103,177, the deposit on the Hansford property of $82,000 and the $30,000 in CDs that serve as collateral for the Osage leases. There were approximately 10.65 million shares outstanding prior to the transaction.

12.	The footnotes to the Index have been revised.

13.
We have revised our financial statement to give retroactive treatment to the 18,835,000 shares issued on December 28, 2006 for each annual and interim period presented. We have also revised the EPS footnote.

14.	We have revised the footnote disclosure regarding interim financial statements.

15.	We have revised the footnote to remove reference to SFAS 123 and expanded our discussion of how fair value is determined under SFAS123(R)

16.	We have revised the Exhibit index as required by the exhibit table in Regulation S-B Item 601(1).

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-729-0222

Osage Exploration and Development, Inc.

17.	We have amended the certification to change the reference from the registrant to a small business issuer throughout the exhibit.

18.
We have enclosed a revised third party engineering report which eliminates the concept of Incremental Recovery Reserves. Initially, incremental recovery reserves represented estimated of reserves that may be found after completion of the flooding. We have updated our website to be consistent with the engineering report and have eliminated “incremental recovery reserve” on the website as well.

19.	We acknowledge that the page numbers in your comments refer to the black line version of the amendment.

20.
We are enclosing a revised third party engineering report. The report you previously have received incorrectly reflected a working/expense interest of .9375 and a revenue interest of .80. The reports have been corrected to reflect 100% working/expense interest and a revenue interest of .8125.

21.	We have removed the reference to proved undeveloped reserves. .

22.
We are enclosing a revised third party engineering report as the original report incorrectly reflected a working/expense interest of .9375 and a revenue interest of .80. It has been corrected to reflect 100% working/expense interest and a revenue interest of .8125. The 20% royalty only applies once production reaches more than 100 barrels of oil per producing well per day. We have never reached this level. For the six months ended June 30, 2007, we produced a total of 3,565 barrels, or the equivalent of approximately 2 barrels per producing well per day.

23.
We have removed the table of undeveloped acreage. In addition, in September 2007 (exhibit 10.8.1 filed in conjunction with this Form 10-SB Amendment #2), we have received an extension until June 30, 2008 to fulfill all of our obligations under this agreement.

24.
We have updated the disclosure to state that this is a deposit and pursuant to the enclosed Exhibit 10.8.1, and we now have until June 30, 2008 to fulfill our obligations and remit funds to the seller.

25.	We are enclosing revised third party engineering reports and have corrected the figures in the table.

26.
We are enclosing revised engineering reports and have adjusted the figures in the table. The corrected amount for Revisions of Previous Estimates is now 11,678 which is primarily as a result of the water flood.

27.	We have revised our disclosure to follow Illustration 4 in FASB 69.

28.	We have amended the table to disclose projected production costs separately from projected development costs in the standardized measure.

29.
We are enclosing revised third party engineering reports. The previous reports indicated production costs of approximately $38,700 which approximated our pumper fees, which are approximately $36,400. The revised engineering reports utilize a yearly figure of approximately $102,000 which more closely matches our historical operating expenses, including pumper fees, of $85,200 for the year ended December 31, 2006 and $50,049 for the six months ended June 30, 2007.

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-729-0222

Osage Exploration and Development, Inc.

30.	Please see the enclosed information regarding the geological and engineering information requested concerning the Osage property.

Regards,

_______________________
Kim Bradford
President and CEO

888 Prospect Street, Suite 210 La Jolla, CA 92037 Tel: 858-729-0222